

November 5, 2012

<u>Via E-mail</u>
Anamaria Pruteanu
Chief Executive Officer
Powerstorm Capital Corp.
2321 Rosecrans Avenue
Suite 4265
El Segundo, CA 90245

> **Re: Powerstorm Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed October 10, 2012**
> **File No. 333-184363**

Dear Ms. Pruteanu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (JOBS Act), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   • Describe how and when a company may lose emerging growth company status;

   • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   • State your election under Section 107(b) of the JOBS Act:

> o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that, because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being resold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to make clear that the offering price for all the shares being registered will remain fixed for the duration of the offering.

Prospectus Cover Page

3. Please disclose the date the offering will end.

4. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

5. Please prominently disclose that the company is a shell company, and as a result, an investment in the company's securities will be a highly illiquid investment.

Prospectus Summary

6. Please revise your disclosure here and throughout your prospectus to reflect the current status of your operations. For example, we note your statement that you are "principally engaged in the sourcing and operating of telecommunications infrastructure equipment." Based on your financial statements and the balance of your disclosure, it appears that your operations to date have been merely preparatory and have not generated any revenues. Please revise your disclosure to differentiate between the current status of your operations and your aspirations.

7. Please expand your disclosure to clarify the type of consulting services you intend to provide and how you will "provide access" to US markets.

8. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $40,000. This amount exceeds your current assets.

Risk Factors, page 2

9. We note that none of your current directors or officers has experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

We Intend to File for Patents…, page 3

10. We note that you intend to file "additional applications" for IP protections. The rest of the risk factor highlights that no applications have yet been filed; however, your disclosure on page 14 implies that trademark applications have been filed. Please clarify.

Selling Security Holders, page 9

11. Please tell us whether Stefan and Livia Pruteanu are related to your chief executive officer. If so, please disclose the nature of their relationship in a footnote to the selling security holder table.

Description of Business, page 12

12. We note that, on page 12, you describe your principal business as "identifying and consulting" with telecommunication companies. However, on page 13, you disclose that your competitors are manufacturers, distributors and dealers, rather than consulting companies. Moreover, you also disclose, in the first sentence of page 13, that your business includes "equipment and service offerings." Please revise your business section to clarify your proposed business operations and whether you intend to engage in both manufacturing and consulting activities. If consulting will be your primary business, please address competition in the consulting industry for telecommunications infrastructure companies. Your revised disclosure should also specify the type of consulting services you intend to provide.

13. Please revise to provide a plan of operations for your next 12 months. The plan of operations should discuss the time, costs and steps involved to execute on your business plan and develop your products and services. Your plan of operations should be reasonably detailed and include a discussion of the material expenses you expect to incur in connection with your operations, including administrative, marketing and sales activities. Please include a discussion of the assumptions underlying your plan of operations. For example, we note that your agreement with Key Media Management, Inc. requires you to pay Mr. Freni's company a fee of $153,000 once you have raised in excess of $1 million.

Intellectual Property, page 14

14. Please provide graphic and narrative descriptions of the trademark applications accepted for filing by the Patent and Trademark Office and their terms.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 15

15. Please remove the last column of financial data appearing on the top of page 16.

Liquidity and Capital Resources, page 17

16. Please provide an estimate of the aggregate amount of funding necessary to fund your operations for the next 12 months.

Directors, Executive Officers, Promoters and Control Persons, page 19

17. Please revise your director and executive officer biographies to provide more detail regarding their business experiences during the past five years, including previous employers, positions and dates of employment.

18. We also note your disclosure that Mr. Freni currently serves on several boards other than AmKoDiA. Please disclose all directorship Mr. Freni has held in public companies during the past five years pursuant to Item 402(e)(2) of Regulation S-K.

Executive Compensation, page 22

19. Please specify that the grant date value of your stock awards to your executive officer was computed in accordance with FASB ASC Topic 718. In addition, pursuant to Instruction 1 to Item 402(c)(2)(v) of Regulation S-K, please include footnote disclosure regarding all the assumption made in that valuation.

20. We note that you have committed to pay Mr. Freni as principal of Key Media Management, Inc. consulting fees totaling $153,000. Please advise why this amount should not be considered executive compensation for Mr. Freni.

Where You Can Find More Information, page 24

21. Please provide the disclosure required by Item 101(h)(5)(iii) of Regulation S-K.

Signatures

22. Please have your principal accounting and financial officers sign the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director